Exhibit 99.1

press release

ArcelorMittal makes first investment through its XCarb™ innovation fund

Initial $10 million investment part of broader partnership established with Heliogen

8 June 2021, 08:00 CET

ArcelorMittal (‘the Company’) today announces the completion of its first XCarb™ innovation fund investment since launching the initiative in March 2021. The Company has invested an initial $10 million in Heliogen, a renewable energy technology company which focuses on ‘unlocking the power of sunlight to replace fossil fuels’.

Heliogen’s technology will harness solar energy by using a field of mirrors which will act as a multi-acre magnifying glass to concentrate and capture sunlight. The sunlight will then be subsequently converted into heat (HelioHeat™), electricity (HelioPower™) or clean fuels (HelioFuel™).

All three Heliogen products have the potential to be applicable to the steelmaking process and support the steel industry’s transition to carbon-neutrality. HelioHeat™, for example, could be used to increase the temperature of air blown into a blast furnace, offsetting the use of fossil fuel. The Heliogen technology will also be capable of creating 100 per cent green hydrogen, which Heliogen is working to develop as its first HelioFuel™. Hydrogen sits at the heart of ArcelorMittal’s Innovative-DRI technology pathway, which involves using hydrogen instead of natural gas as the reductant in the production of direct reduced iron.

In addition to the $10 million investment, ArcelorMittal and Heliogen have signed a Memorandum of Understanding which aims to evaluate the potential of Heliogen’s products in several of ArcelorMittal’s steel plants.

Commenting, Pinakin Chaubal, Chief Technology Officer, ArcelorMittal, said:

“Developing and deploying breakthrough technologies is at the heart of our climate action strategy. While our own efforts are progressing well, the objective of our XCarb™ Innovation fund is to extend our reach and support companies developing technologies which could assist us on our decarbonisation journey. The technology Heliogen is developing has the potential to do exactly that.

“Moreover, the partnership we have established with Heliogen goes beyond investment. The MoU we have signed means we are actively exploring working with them to deploy their technologies in our steel plants, enhancing our ongoing programme of decarbonisation initiatives. Establishing partnerships of this kind has an important role to play in ensuring we succeed in our ambition to lead our industry’s efforts to decarbonise, and reach carbon-neutrality by 2050.”

Bill Gross, CEO and Founder, Heliogen, added:

“The future of our planet and civilization hinges on the global economy’s ability to shift from its reliance on fossil fuels to clean, renewable energy. We founded Heliogen to eliminate the need for fossil fuels in all sectors of the economy and to empower a sustainable future. We’re thrilled to welcome ArcelorMittal as an investor in the company.”

“We’re also excited to begin working with ArcelorMittal to explore how our technology can support its significant decarbonization efforts. Heliogen’s Sunlight Refinery™, which will cost-effectively deliver 24/7 carbon-free energy in the form of heat, electricity, or hydrogen fuels at scale for the first time in history, was designed for use by a spectrum of industries, including steel. Together, ArcelorMittal and Heliogen can meaningfully help the world achieve carbon neutrality.”

ENDS